EXHIBIT 7.02

SIMON YIMING MA
HEIDI CHOU
YUHUI WANG

March 12, 2013

The Board of Directors
Camelot Information Systems, Inc.
Beijing Publishing House
6 North Ring 3 Road
Xi Cheng District
Beijing 100120, China

Dear Sirs:

Simon Yiming Ma, Chairman and CEO of the Company ("Mr. Ma"), Heidi Chou, President of the Company ("Ms. Chou") and Yuhui Wang, Executive Vice President and CEO of CFITS, a subsidiary of the Company ("Mr. Wang", together with Mr. Ma and Ms. Chou, the "Buyer Group"), are pleased to submit this preliminary non-binding proposal to acquire all outstanding ordinary shares (the "Shares") of Camelot Information Systems, Inc. (the "Company") not owned by the Buyer Group, their respective affiliates and certain members of management who may choose to roll over their Shares in a going-private transaction (the "Acquisition").  The Buyer Group currently own approximately 20% of the Shares of the Company.

We believe that our proposal of US$1.85 in cash per American Depositary share of the Company ("ADS", each representing four Shares), or US$0.4625 in cash per Share, will provide a very attractive opportunity to the Company’s shareholders. This price represents a premium of approximately 23% to  the Company’s closing price on March 11, 2013 and approximately 54% to the Company's volume-weighted average closing price during the last 60 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below.  We are confident in our ability to consummate an Acquisition as outlined in this letter.

1.  Buyer.  Members of the Buyer Group intend to form an acquisition vehicle for the purpose of pursuing the Acquisition ("Acquisition Vehicle"), and they intend to work with each other on an exclusive basis in pursuing the Acquisition.

2.  Purchase Price.  Our proposed consideration payable for the Shares acquired in the Acquisition will be US$1.85 per ADS, or US$0.4625 per Share, in cash.

3.  Financing.  We intend to finance the Acquisition with a combination of debt and equity capital.  Equity financing will be provided by the Buyer Group and other rollover shareholders in the form of rollover equity in the Company.  Debt financing is expected to be provided by loans from third party financial institutions.  We are in discussions with a financial institution which has expressed interest in providing loans to finance the Acquisition, and we are confident that we can timely secure adequate financings to consummate the Acquisition.

4.  Due Diligence.  Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company.  We would like to ask the board of directors of the Company to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing under a customary form of confidentiality agreement.

5.  Definitive Agreements.  We are prepared to negotiate and finalize definitive agreements (the "Definitive Agreements") expeditiously.  This proposal is subject to execution of the Definitive Agreements.  These documents will include provisions typical for transactions of this type.

6.  Confidentiality.   The Buyer Group will, as required by law, promptly file a Schedule 13D to disclose this letter.  We are sure you will agree with us that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7.  Process.  We believe that the Acquisition will provide superior value to the Company’s shareholders.  We recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it.  In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding Shares that the Buyer Group, their respective affiliates and certain members of management who may choose to roll over their Shares do not already own, and that the Buyer Group and their respective affiliates do not intend to sell their stake in the Company to a third party.

8.  No Binding Commitment.  This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to an Acquisition.  Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

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[Signature Page to Follow]

In closing, each of us would like to personally express our commitment to working together to bring this Acquisition to a successful and timely conclusion.  Should you have any questions regarding this proposal, please do not hesitate to contact Mr. Ma at +86 10 5810 0801.  We look forward to speaking with you.

Sincerely,

/s/ Simon Yiming Ma
Simon Yiming Ma

/s/ Heidi Chou
Heidi Chou

/s/ Yuhui Wang
Yuhui Wang